UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Date of report: January 29, 2019

Commission file number 1- 33198

TEEKAY OFFSHORE PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No  ☒

Item I — Information Contained in this Form 6-K Report

Engagement of new independent registered public accounting firm:

On January 16, 2019, as a result of a competitive request for proposal process undertaken by the audit committee (the “Audit Committee”) of the Board of Directors of Teekay Offshore GP L.L.C. (the “Company”), on behalf of the Company as the general partner of Teekay Offshore Partners L.P. (the “Partnership”), the Audit Committee approved the engagement of Ernst & Young LLP (“EY”) to serve as the Partnership’s independent registered public accounting firm for the Partnership’s fiscal year ending December 31, 2019, subject to completion of EY’s standard client acceptance procedures and execution of an engagement letter.

Prior to the commencement of the request for proposal process and formally on January 16, 2019, KPMG LLP (“KPMG”) notified the Partnership that, after its completion of the current audit of the Partnership’s financial statements for the year ended December 31, 2018, KPMG would decline to stand for re-appointment as the Partnership’s independent registered public accounting firm for the Partnership’s audit and for the quarterly reviews of the Partnership’s financial statements for the year ending December 31, 2019.

The reports of KPMG on the consolidated financial statements of the Partnership as of and for the fiscal years ended December 31, 2016 and 2017 did not contain an adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principle.

During the fiscal years ended December 31, 2016 and 2017 and the subsequent interim period through January 16, 2019, there were no disagreements with KPMG on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of KPMG would have caused KPMG to make reference thereto in their reports on the financial statements of the Partnership for such fiscal periods.

During the fiscal years ended December 31, 2016 and 2017 and the subsequent interim period through January 16, 2019, there were no “reportable events” (as defined in SEC Regulation S-K Item 304(a)(1)(v)).

The Partnership provided KPMG with a copy of this Report on Form 6-K, and requested that KPMG furnish the Partnership with a letter addressed to the Securities and Exchange Commission (“SEC”) stating whether KPMG agrees with the disclosure contained in this Report on Form 6-K or, if not, stating the respects in which it does not agree. The Partnership has received the requested letter from KPMG and a copy of KPMG’s letter is filed as Exhibit 16.1 to this Report on Form 6-K.

During the fiscal years ended December 31, 2016 and 2017 and the subsequent period through January 16, 2019, none of the Company, the Partnership, or anyone on the Company’s or the Partnership’s behalf consulted with EY regarding either:

(a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Partnership’s financial statements, and no written report or oral advice of EY was provided to the Company, as the general partner for the Partnership, or to the Partnership, that EY concluded was an important factor considered by the Company or the Partnership in reaching a decision as to the accounting, auditing or financial reporting issue; or

(b) any matter that was either the subject of a “disagreement” (as defined in SEC Regulation S-K Item 304(a)(1)(iv) and the related instructions), or a “reportable event” (as defined in Item 304(a)(1)(v) of SEC Regulation S-K).

Item 2 — Exhibit

The following exhibit is filed as part of this Report:

16.1    Letter of KPMG LLP, dated January 28, 2019, regarding change in independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY OFFSHORE PARTNERS L.P.

		By:	Teekay Offshore GP L.L.C., its general partner

Date: January 29, 2019	By:	/s/ Edith Robinson
Edith Robinson
Secretary